UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company

CNPJ/ME No. 06.057.223/0001-71

MATERIAL FACT

Sendas Distribuidora S.A. (“Assaí” or “Company”), in continuation to the Material Fact disclosed today, regarding Ronaldo Iabrudi’s resignation as of October 28, 2022, hereby informs its shareholders and the market in general as follows:

In view of Ronaldo Iabrudi's withdrawal, the Company's Board of Directors will have Philippe Alarcon as Vice-President.

Also, as part of the process, Belmiro Gomes, in addition to his role as CEO of Assaí, he will become a member of the Company's Board of Directors, bringing to this collegiate all his business vision.

According to Jean-Charles Naouri, Chairman and CEO of the Casino Group:

"I am grateful to Ronaldo for his dedication to the Company over more than 10 years. Among his contributions I highlight his participation in the construction of Assaí's successful journey, from the very beginning of operations in the increasingly competitive Brazilian cash & carry market, whose growth history was enhanced by the Company's spin-off as an independent company, by the acquisition and subsequent conversion of hypermarket stores, and by the implementation of high governance standards and sustainability policies. We will start a new phase, counting on the experience acquired by Ronaldo throughout all this time, now as a Strategic Consultant, sure of the value that this relationship will continue to bring to everyone.”

Also according to Jean-Charles Naouri, Chairman and CEO of the Casino Group:

"Philippe has a long experience of 40 years in the Casino Group. Approximately 5 years ago he led the launch of a model of small wholesale stores from 500 m2 to 2,000 m2 in Africa, in a mixed development of direct operation and franchise, and for more than 10 years he has been supporting our operations in Brazil and Latin America following, in particular, the development of Assaí. He has recently been serving as a Member of the Board of Directors and several Advisory Committees of the Company. I am fully confident that Philippe brings together the experience and talent required for the role of Vice-Chairman, especially in this new phase of Assaí's challenging and promising growth.”

According to the new Vice President of the Board of Directors, Philippe Alarcon, in the name of Jean-Charles Naouri, Chairman and CEO of the Casino Group:

“The success of the Assaí brand and its strong growth in recent years would not have been possible without the commitment of Belmiro Gomes and the rest of the Company's Board of Directors. We at Casino Group have supported Belmiro's strategy for a decade, confident of his leadership and the role he plays not only in the Company, but in the Brazilian cash&carry segment. His appointment as a Member of Assaí’s Board of Directors is, therefore, a natural step in this journey. We are sure that his expertise and business vision will further enrich the debates held by the Board of Directors.”

We reiterate to Ronaldo our acknowledgement and sincere wishes for happiness in this new phase of his life, as well as our votes of confidence and success to Philippe and Belmiro in the performance of their new role.

São Paulo, October 27, 2022

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.